UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACCURIDE CORPORATION

(Name of Subject Company (Issuer))

ACCURIDE CORPORATION

(Names of Filing Persons (Offerors))

7.5% Senior Convertible Notes due 2020
(Title of Class of Securities)

00439T AA5, 00439T AC1, U0045X AA9, 00439T AB3 and 00439T AG2
(CUSIP Numbers of Class of Securities)

Stephen A. Martin, Esq.

Vice President/General Counsel

Accuride Corporation

7140 Office Circle

Evansville, Indiana 47715

(812) 962-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

Copies to:

Christopher D. Lueking, Esq. Bradley C. Faris, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7680	Rodd M. Schreiber, Esq. Casey T. Fleck, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$404,823,252 (1)	$28,864 (2)

(1)          Estimated solely for the purpose of determining the filing fee and assuming conversion of all $145,525,001 outstanding principal amount of 7.5% Senior Convertible Notes due 2020 (the “Convertible Notes”) into 34,600,278 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), assuming completion of the 1-for-10 reverse stock split described in the Registration Statement on Form S-4, filed by the Issuer with the SEC on October 22, 2010.  The transaction value is calculated as the product of (i) $11.70, which is the average of the bid and asked price per share for the Common Stock on October 18, 2010 as adjusted to reflect the reverse stock split, and (ii) 34,600,278, which represents the maximum number of shares of Common Stock that may be issued in connection with the conversion of $145,250,001 outstanding principal amount of the Convertible Notes, after giving effect to the reverse stock split.

(2)          The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of the transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,864	Filing Party: Accuride Corporation
Form or Registration No.: Form S-4	Date Filed: October 22, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1

☒          issuer tender offer subject to Rule 13e-4

☐            going-private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the tender offer statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the ‘‘SEC’’) on October 22, 2010 by Accuride Corporation, a Delaware corporation (“Accuride” or the “Company”), in connection with its offer to increase the conversion rate for holders of Accuride’s 7.5% Senior Convertible Notes due 2020 (the ‘‘Convertible Notes’’) who surrender Convertible Notes for conversion into shares of Accuride’s common stock, par value $0.01 per share (the “Common Stock”), after giving effect to a proposed 1-for-10 reverse stock split of the Common Stock (such Common Stock, after giving effect to the proposed 1-for-10 reverse stock split, the “Post-Reverse Split Common Stock”), upon the terms and subject to the conditions described in the Offer to Convert and Consent Solicitation/Prospectus, dated October 22, 2010 (the “Offer to Convert and Consent Solicitation/Prospectus”) and the related Letter of Transmittal and Consent (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Conversion Offer’’). In the Conversion Offer, holders of Convertible Notes may surrender their Convertible Notes for conversion at a conversion rate of 238.2119 shares of Post-Reverse Split Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $4.20 per share of Post-Reverse Split Common Stock, plus cash paid in lieu of fractional shares.

This Amendment No. 1 is being filed to amend and supplement Item 12 of the Schedule TO. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein and remain unchanged. This Amendment No. 1 is being filed in satisfaction of the requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(i)             Press Release, dated November 4, 2010

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCURIDE CORPORATION

By:	/s/ Stephen A. Martin, Esq.
	Name:	Stephen A. Martin, Esq.
	Title:	Senior Vice President/General Counsel

Dated: November 4, 2010

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EXHIBIT INDEX

Exhibit	Description

(a)(5)(i)*	Press Release, dated November 4, 2010

*Filed herewith.

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